UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT of 1934

For the Month of September 2023

333-206723

(Commission File Number)

P.V. NANO CELL LTD.

(Translation of registrant’s name into English)

8 Hamasger Street
Migdal Ha’Emek, 2310102, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

EXPLANATORY NOTE

P.V. Nano Cell Ltd. (the “Company”) announces that the Company received an investment of $276,534 from GTRIMG Investments Ltd. (“GTRIMG”) relating to a private placement of the Company’s ordinary shares, par value NIS 0.01 per share (the “Ordinary Shares”), on August 28, 2023, which is part of the private placement fund raising announced by the Company on Form 6-K furnished to the U.S. Securities and Securities Commission on March 13, 2023 (the “Private Placement”). Under the agreements entered into by the Company in connection with the Private Placement, the Company has raised an aggregate of $2,681,534 from certain existing Company shareholders (the “Investors”) in the Private Placement under the following terms:

A. In the first round, the Company offered, issued and sold to the Investors units of its securities for aggregate gross proceeds to the Company of $1.0 million (the “Initial Offering”), each unit comprised of (each, a “Unit” and, collectively, the “Units”) (i) one ordinary share, par value NIS 0.01 per share, of the Company (“Ordinary Shares”), and (ii) a warrant to purchase an additional two Ordinary Shares, exercisable through the earlier of (a) the closing of a subsequent offering of Company securities by the Company to qualified investors with an effective price per Ordinary Share of at least $0.20 and (b) the second anniversary of the issuance of such warrant, in each case at a per share exercise price of $0.07, subject to adjustment (the “Warrant”), at a per Unit purchase price of $0.07 (the “Purchase Price”). GTRIMG participated in the Initial Offering in the amount of $300,000.

B. The Company undertook to offer, issue and sell to the Investors, following the closing of the Initial Offering, additional Ordinary Shares for aggregate gross proceeds to the Company of up to an additional $1.0 million (the “Follow on Offering”), at a price per share equal to the Purchase Price, which offering was subject to the achievement by the Company of certain pre-defined milestones on or before December 31, 2022, subject to a further extension at the discretion of the Company, to a date on or before February 28, 2023. Following the partial fulfillment of the milestones, the Company initially raised from certain of the Investors $705,000 in the Follow on Offering. In April 2023, pursuant to the terms of the subscription agreement, Teuza – Fairchild Technology Venture Fund (“Teuza”) joined the Follow-on Offering, as extended, in the amount of $295,000, resulting in aggregate proceeds to the Company of $1.0 million in the Follow on Offering, which completed the Follow on Offering. GTRIMG participated in the Follow on Offering in the amount of $400,000.

C. The Company undertook to offer, issue and sell to the Investors, following the initial closing of the Follow on Offering, additional Ordinary Shares for aggregate gross proceeds to the Company of up to an additional $800,000 (the “Final Offering”), at a price per share equal to the Purchase Price, which offering was subject to the achievement by the Company of a certain additional milestone set forth in the subscription agreement and any additional milestones to be agreed upon in good faith negotiations (the “Second Level Milestones”). According to the terms of the subscription agreements, the Final Offering shall be closed by no later than the close of business on the 30th business day after the delivery of notice by the Company to the Investors that the Second Level Milestones have been achieved. GTRIMG and Insight Capital Ltd. (“Insight”) undertook to invest $300,000 each in the Final Offering ($600,000 in total), if the Second Level Milestones are achieved. Notwithstanding that the Second Level Milestones had not yet been fulfilled, in April 2023, Teuza waived such condition and pursuant to the terms of the agreement, invested in this round in the amount of $105,000. In May 2023, following the Company’s notice of the fulfillment of the Second Level Milestones, Insight invested an additional $300,000 in this round and in August 2023, GTRIMG invested an additional $276,534, resulting in aggregate proceeds to the Company of $681,534 in the Final Offering, which completed the financing round under the Private Placement.

The Company issued to the Investors an aggregate of 14,285,712 Ordinary Shares and Warrants to purchase an aggregate 28,571,425 Ordinary Shares in the Initial Offering in respect of the $1.0 million raised, an additional aggregate 14,285,713 Ordinary Shares to the Investors that participated in the Follow on Offering in respect of the $1.0 raised, and an additional 1,500,000 Ordinary Shares to Teuza in respect of the $105,000 it invested in the Final Offering and an additional 4,285,714 Ordinary Shares to Insight in respect of the $300,000 it invested in the Final Offering. The Company expects to issue 3,950,487 Ordinary Shares in respect of the $276,534 invested in the Final Offering by GTRIMG.

The Company expects to use the proceeds from the Private Placement to expand its operations and for general working capital.

The securities offered in the Private Placement have not been and will not be registered under the Securities Act of 1933, as amended (the “Securities Act”) or any state or other jurisdiction’s securities laws and may not be offered or sold in the United States without registration or an applicable exemption from the registration requirements of the Securities Act and applicable state or other jurisdictions’ securities laws.

This announcement shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any offer, solicitation or sale of these securities in any state or other jurisdiction in which such an offer, solicitation or sale would be unlawful.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 7, 2023	P.V. NANO CELL LTD.

	By:	/s/ Avi Magid
		Name:	Avi Magid
		Title:	Chief Executive Officer

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